INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX-V: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Tuesday January 2, 2007, 11:00 am PST

International Hi-Tech Industries Inc. (IHI) (TSX-V:IHI; OTCBB:IHITF)

Reference the Company's News Release of April 02, 2002 attached, and all following IHI's quarterly, year end reports and the annual 20-F US disclosures.

IHI's claim for damages against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc. and FANUC Robotics North America Inc. in relation to the supply of robotic equipment were dismissed, and that awards of damages were made in favour of FANUC Canada against IHI for $89,644 and $428,000, and in favour of General Electric Capital against IHI for $352,409, less certain deductions, plus interest as specified in the judgment. The Court's award respect with respect to costs is to follow.

IHI is currently studying all of its options with its legal team.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building technology in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's building technology, which is held under a licence, has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

"Roger A. Rached"

ROGER A. RACHED, PRESIDENT & C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400

Fax: 604-734-8300

Email: info@ihi.ca

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Company undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should review the risks associated with the Company's business in the Company's MD&A for the year ended December 31, 2005.

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IHI First Quarter 2002 Progress Report

ONGOING PROTOTYPE MANUFACTURING

Reference to January 10, 2002 news release, the company continues to develop new products using its panellized building design and manufacturing system. First field reaction from a high profile project indicated that the sound resistance of the IHI module that was designed to house a large generator inside triple A office building was 100% better than what was specified.

COMPLETION OF THE CONCRETE FINISHING EQUIPMENT SYSTEM

The company invites all its shareholders and interested parties to visit our website www.ihi.ca or the manufacturing facility in Delta to witness the completion of the most automated concrete placing and finishing system of its kind in the world. Over the next three to four weeks, the company with the manufacturers will be conducting extensive testing procedures to check the productivity and safety of the system and compare it to the company's contract and specifications with the manufacturer.

MANUFACTURER AND/OR ITS PARTNERS AND AFFILIATES ("CONTRACTOR") FAILED IN DELIVERING THEIR ROBOTIC WELDING AND CUTTING FLEXIBLE SYSTEM AS PER CONTRACT WITH THE COMPANY

Reference to the news release dated March 12, 2000, that was approved by the contractor prior to release, the company announces that there is no doubt that the contractor was very late in delivering and installing the above flexible robotic welding and cutting system. The company was very patient during the last 18 months. Not only had the company worked in good faith to help the contractor deliver and install the above system according to our contract and specifications; it also paid in good faith over the whole period to the contractor prior to the contractor's testing and commissioning, lease and other payments to the contractor.

No doubt due to the above delay, the company suffered substantial losses that are best assessed through the courts. By the end of February 2002, the contractor, after four to five weeks of internal commissioning and testing, declared in writing that they delivered their flexible robotic welding and cutting system according to IHI's contract. They further declared that no further work is required by them. The company rejected these assertions and is conducting independent and thorough technical and production assessment by third parties. The results so far totally contradict the contractor's representations. The company was left with no choice but to protect its interest and the interests of its shareholders and revert the matter to the proper courts to collect past, current and future damages.

IHI has commenced a major legal claim against the aforementioned contractor who seriously defaulted in their contractual obligations to IHI. "We are trying to collect damages through the courts to compensate our shareholders," said Roger Rached, President of International Hi-Tech Industries. "Meanwhile IHI is working on implementing several welding measures to minimize the impact of the defaulting parties."

JOINT VENTURE FACTORIES

IHI is fully committed to deliver IHI joint venture factories to existing and qualified joint venture partners. IHI has so far proven that its technology is unique: That its technology can be manufactured anywhere in the world since its raw material is not only environmentally friendly but abundantly available; that it has been thoroughly tested for very severe load, fire, sound conditions; that it can be shipped and erected and dismantled anywhere in the world in a very fast manner. Most important, it can accommodate any architectural design, function or finishings at cost and time savings.

With the successful commissioning of the above automated concrete placing and finishing system, the company would have also proven that more than 75% of its world wide patented system can be fully manufactured in a very automated manner. The company will work very hard over the next quarter with other automated welding flexible system manufacturers to not only eliminate the future impact of the existing defaulted contractor, but also become more user friendly so that it can be implemented in the future in all IHI joint venture factories.

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FINANCING

The company is in final negotiations with interested strategic financial partners not only to provide working capital, but also to finance the above new automated welding system. The financing will be mainly through mortgages and down payments on large projects in addition to the secured line from the company's president's family.

PATENTS ISSUED

IHI is pleased to announce that additional patents have been issued in the following countries: Argentina (Nos. 255342, 255344 and 255345), Austria (No. 202609), Belarus (No. 3846), Georgia (No. 2494), Greece (No. 736124), Israel (No. 111974), Slovak Republic (No. 282169) & Spain (No. 2096538). IHI is also pleased to announce that additional patents have been allowed in the Czech Republic, Indonesia and Romania. These patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully-issued in more than 140 countries and pending in another 40 countries.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

ROGER A. RACHED, PRESIDENT

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the company's website at http://www.ihi.ca or contact:

Roger A. Rached, President

Telephone: 604-733-5400

Email: info@ihi.ca